UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  34 )*

THE OHIO ART COMPANY

(Name of Issuer)

Common Stock

(Title of Class of Securities)

677143 10 9

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 677143 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William Carpenter Killgallon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U. S. A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 138,094

	6.	Shared Voting Power 11,074

	7.	Sole Dispositive Power 138,094

	8.	Shared Dispositive Power 11,074

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 138,094

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 15.57%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 677143 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Martin Lawrence Killgallon,II

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U. S. A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 201,559

	6.	Shared Voting Power 11,074

	7.	Sole Dispositive Power 201,559

	8.	Shared Dispositive Power 11,074

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 201,559

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 22.73%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer The Ohio Art Company
	(b)	Address of Issuer’s Principal Executive Offices P.O. Box 111 Bryan, OH 43506

Item 2.
	(a)	Name of Person Filing William Carpenter Killgallon Martin Lawrence Killgallon, II
	(b)	Address of Principal Business Office or, if none, Residence P.O. Box 111 Bryan, OH 43506
	(c)	Citizenship Each person filing this statement is a citizen of the United States
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 677143 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

				c) Number of shares as to which such person has:
	(a) Amount Benefi- cially Owned		(b) Percent of Class	(i) Sole Power to Vote or to Direct the Vote		(ii) Shared Power to Vote or to Direct the Vote	(iii) Sole Power to Dispose or to Direct the Disposition of	(iv) Shared Power to Dispose or to Direct the Disposition of
William Carpenter Killgallon	138,094	(1)	15.57	138,094	(3)	11,074	138,094	11,074	(4)

Martin Lawrence Killgallon,II	201,559	(2)	22.73	201,559	(3)	11,074	201,559	11,074	(4)

(1)          Does not include 5,390 shares owned by wife; nor 200 custodial shares for grandson; nor 75,710 shares held in trust by wife for sons and daughters.  Includes 1,200 shares owned by Killgallon Foundation of which William Carpenter Killgallon is an officer and director.

(2)          Includes 33,300 shares held for children of Martin Lawrence Killgallon, II, as to which beneficial ownership is disclaimed, but does not include 2,329 shares owned by wife nor 31,945 shares held by adult children.  Includes 1,200 shares owned by Killgallon Foundation of which Martin Lawrence Killgallon, II is an officer and director.

(3)          5,985 of these shares are held for William C. Killgallon’s account in the company’s ESOP and 5,810 of these shares are held for M. L. Killgallon, II’s account in the company’s ESOP.

(4)          These shares reflect unallocated shares held in the ESOP as to which Willim C. Killgallon and Martin L. Killgallon, II, as trustees and members of the Plan Committee have shared investment and voting.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The minor children of Martin Lawrence Killgallon, II have the right to receive the income and proceeds from 33,300 shares held for them.  The Killgallon Foundation has the right to receive the income and proceeds from 1,200 shares reported herein as beneficially owned by William Carpenter Killgallon and Martin Lawrence Killgallon, II.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group

William Carpenter Killgallon and Martin Lawrence Killgallon, II are siblings.  The affairs of The Ohio Art Company are from time to time discussed by the family members, but each party hereto has sole control of the shares listed herein as owned by such party and disclaims being a member of a “group” within the meaning of Section 13 of the Securities and Exchange Act.

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

Signature

Each of the undersigned hereby constitutes and appoints M. L. Killgallon, II and William Carpenter Killgallon and each of them, their true and lawful agent and attorney-in-fact, for them and in their name, place, and stead in any and all capacities to sign, file, and deliver any amendment or papers filed by the undersigned with the Securities and Exchange Commission, including all exhibits thereto, as fully to all intents and purposes as they might do in person, and thereby ratify and confirm all that said agent and attorney-in-fact may lawfully do or cause to be done by virtue of such constitution and appointment.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2004

/s/ William C. Killgallon
William Carpenter Killgallon

/s/ Martin L. Killgallon, II
Martin L.Killgallon, II

Attention:  Intentional mis-statements or omissions of fact constitute federal criminal violations.  (See 18 U.S.C. 1001)